Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629-6490

May 30, 2014

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brian Cascio, Accounting Branch Chief

Re:      Caterpillar Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 18, 2014
File No. 001-768

Ladies and Gentlemen:

Caterpillar Inc. (“Caterpillar”) hereby responds to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated April 15, 2014 (the “Comment Letter”) regarding Caterpillar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”). For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by Caterpillar’s response to each comment.

Form 10-K for the fiscal year ended December 31, 2013

Risk Factors, page 9

Our global operations are subject to extensive trade and anti-corruption laws and regulations, page 16

COMMENT:

1.
In your letter to us dated May 10, 2011, you discussed contacts with Syria and Sudan. We note that your 2013 Annual Meeting Proxy Statement included shareholder proposals that stated that you do business in Syria and Sudan, and third-party distributors in Syria

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May 30, 2014

and Sudan state that they sell your products on their websites. Your Form 10-K does not include disclosure about contacts with Syria or Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2011 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements.

We also are aware of a 2012 news article reporting that a Ukrainian tractor plant had launched delivery of products to Cuba under an agreement for production of Caterpillar tractors. Cuba is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. asset and export controls. Please provide the same types of information requested above for any contacts with Cuba. Your response should describe any products, equipment, components, technology or services you have provided to Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

CATERPILLAR RESPONSE:

As described in our May 10, 2011 letter (the “2011 Letter”), Caterpillar and its subsidiaries do not have any offices, assets, employees or operations in the Syrian Arab Republic (“Syria”) or the Republic of the Sudan (“Sudan”). Caterpillar and its U.S. subsidiaries do not sell products or services to Syria or Sudan. In addition, Caterpillar has no knowledge of sales by its non-U.S. subsidiaries directly to the governments of Syria or Sudan or entities controlled by those governments.

As outlined in the 2011 Letter, several of Caterpillar's non-U.S. subsidiaries historically have sold products to Syria and Sudan as permitted under U.S. economic sanctions and export controls. Sales made by these non-U.S. subsidiaries — Perkins Engines Co. Ltd. (“Perkins”), Caterpillar (NI) Limited, formerly F.G. Wilson Engineering Ltd. (“Caterpillar NI”) and Caterpillar SARL (“CSARL”) — were made principally to independently-owned and -operated dealers or distributors, who in turn sold or leased products to their own customers.

Syria

Beginning on April 13, 2012, Perkins stopped accepting orders from its Syrian distributor, although its distributor agreement has not been terminated. Beginning on May 21, 2012, Caterpillar NI stopped accepting orders from its Syrian distributor, and does not have an agreement with this distributor. CSARL has not made any sales to its dealer for Syria since the 2011 Letter, although the dealership agreement for Syria remains in place.

U.S. Securities and Exchange Commission
May 30, 2014

Sudan

On November 7, 2013, Perkins issued a letter of termination to its Sudanese distributor that was effective as of May 6, 2014. On October 23, 2013, Caterpillar NI issued a letter of termination to its Sudanese distributor as amended on December 18, 2013 (together, the “Caterpillar NI Letter of Termination”). Pursuant to the Caterpillar NI Letter of Termination, the last shipment date for generator sets is May 31, 2014; the last shipment date for service parts is June 23, 2014; and the distribution agreement will terminate as of June 23, 2014. Caterpillar NI’s termination of its Sudanese distributor permits valid warranty support until April 23, 2016 (provided such warranty support complies with applicable economic sanctions and export controls), after which time Caterpillar NI will no longer provide warranty support for products in Sudan. Although its dealership agreement for Sudan remains in place, CSARL stopped accepting orders from its dealer for Sudan for Caterpillar machines, engines and generator sets as of July 1, 2010 and for service parts as of September 30, 2013. As you know, the Republic of South Sudan became an independent nation on July 9, 2011, and prior to this time in 2011, CSARL sold approximately $25.4 million of Caterpillar products and service parts to its dealer for the specified areas of Sudan that were exempt from U.S. economic sanctions (“exempt areas”).

In the future, Caterpillar or its non-U.S. subsidiaries may accept orders from time to time for products destined for Syria or Sudan consistent with applicable economic sanctions and export controls, primarily for humanitarian purposes and for warranty support as described previously.

In our discussions with the Staff, you stated that the following third-party websites referenced Caterpillar products: “Jalladgroup.com” and “PalestinianTractor.com.” M. Ezzat Jallad & Fils S.A. (“Jallad”) is CSARL’s dealer for Syria, Lebanon, Jordan and the Palestinian Territories. Although Jallad’s dealership agreement for Syria remains in place, CSARL has not made sales to Jallad for its Syrian business as stated above. We note that Jallad’s website references its historical business in Syria, but we did not locate any information indicating that it has any current or on-going sales. Moreover, the website did not mention Sudan. (See http://www.jalladgroup.com/en/aboutus/sy.php) Palestinian Tractor and Equipment Co. Ltd. (“Palestinian Tractor”) is an authorized dealer representative for Jallad, and its website references Jallad as Caterpillar’s dealer for Syria. (See http://www.palestinian-tractor.ps/ptec/about_comm.asp) However, we did not locate any information on the website relating to sales to Syria or any references to Sudan. In either case, we are not aware of any sales of Caterpillar products to Jallad or Palestinian Tractor for Syria or Sudan that would violate applicable economic sanctions or export controls.

Cuba

With respect to Cuba, Caterpillar and its subsidiaries do not have any offices, assets, employees, operations, dealers or distributors in Cuba. Caterpillar and its subsidiaries do not sell products or services to Cuba. Based on discussions with the Staff, we understand that the referenced news article was from 2013 and related to the Kharkov Tractor Plant. Neither Caterpillar nor its subsidiaries have any agreements with this facility. Moreover, we do not engage in any direct or indirect tractor manufacturing operations in Ukraine. Based on our review of the article from the

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original internet site as well as a similar article in Russian, it is our understanding that the term “caterpillar” was not a reference to our company, but rather was intended to differentiate “tracked” or “crawler” style tractors from “wheeled” machines, which were also mentioned in the article.

COMMENT:

2.
Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba. In this regard, we refer you again to the shareholder proposals described in the foregoing comment.

CATERPILLAR RESPONSE:

The activities of Caterpillar’s non-U.S. subsidiaries with respect to Sudan, Syria and Cuba are not material and do not constitute a material investment risk for Caterpillar security holders.

In quantitative terms, sales to these countries were and are not material to Caterpillar’s operations or results. In 2011, 2012, 2013 and 2014 Q1, Caterpillar had total net sales and revenues of $60.1 billion, $65.9 billion, $55.7 billion and $13.2 billion, respectively. Sales to Sudan (excluding CSARL sales in 2011 to the exempt areas as described above), Syria and Cuba by Caterpillar’s non-U.S. subsidiaries during these same periods, and as a percent of Caterpillar’s total net sales and revenues, were estimated to be approximately as follows:

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Net Sales to Sudan, Syria and Cuba
(USD millions)

	2011	2012	2013	2014 Q1
Sudan	$25.0	$16.8	$12.2	$1.7
Syria	2.1	0.4	0.3	0.0
Cuba	0.0	0.0	0.0	0.0

Percent of Total Net Sales and Revenues

	2011	2012	2013	2014 Q1
Sudan	0.04%	0.03%	0.02%	0.01%
Syria	0.00%	0.00%	0.00%	0.00%
Cuba	0.00%	0.00%	0.00%	0.00%

From a qualitative perspective, several of Caterpillar's non-U.S. subsidiaries historically have sold products to Syria and Sudan as permitted under U.S. economic sanctions and export controls. However, given the insignificant amounts of products sold, we do not believe a reasonable investor would deem such sales into Sudan or Syria to be qualitatively important in making an investment decision or perceive any reasonable risk to our reputation or share value. To our knowledge, these sales were not made to the governments of Sudan or Syria, and neither Caterpillar nor its subsidiaries have any commercial arrangements with the governments of those countries. Furthermore, based on the types of products which were generally sold by our non-U.S. subsidiaries into Syria or Sudan, the typical applications for those products would be in light industry, agriculture, telecommunications, back-up power or replacement parts rather than the activities addressed by many divestment statutes. As described previously, these non-U.S. subsidiaries have stopped accepting, or in the near future will stop accepting, new orders from their distributors and dealers in Syria and Sudan, and in several cases have terminated, or are in the process of terminating, agreements with their distributors. There were no orders from, or sales to, Cuba.

Caterpillar has considered the various divestment initiatives regarding companies that do business in countries designated as state-sponsors of terrorism. In light of the foregoing, we do not believe that divestment from state governments, universities or other investors is appropriate, or that divestment initiatives would have a material negative impact on investor sentiment.

U.S. Securities and Exchange Commission
May 30, 2014

Consolidated Financial Statements

Note 5. Income Taxes, page A-28

COMMENT:

3.
We reference the disclosures on page A-31 related to unrecognized tax benefits and the Notices of Proposed Adjustment from the IRS relating to U.S. taxation of certain non-U.S. operations and foreign tax credits. Please tell us the nature and amount of the proposed IRS adjustments. Please also clarify for us your basis for contesting the adjustments in appeals and tell us how these adjustments were considered in the presentation of unrecognized tax benefits in the table on page A-31.

CATERPILLAR RESPONSE:

Caterpillar is currently under audit in the United States for the years 2007 to 2009, including the impact of a net operating loss carryback to 2005. We disagree with Notices of Proposed Adjustment (“NOPAs”) that we received in December 2013 as disclosed in our 10-K for the year ended December 31, 2013 and our Form 10-Q for the quarter ended March 31, 2014.
First, the IRS has raised a substance-over-form argument and proposed to currently tax in the United States profits related to certain parts transactions involving our non-U.S. subsidiary, CSARL. Similar questions related to CSARL’s operations were discussed in a hearing held by the U.S. Senate’s Permanent Subcommittee on Investigations on April 1, 2014. Our basis for contesting these adjustments is that we believe that the relevant transactions complied with all applicable provisions of the U.S. Internal Revenue Code and regulations and did not violate any applicable judicial doctrines, including the substance-over-form and economic substance doctrines as they have been developed under the relevant case law. We strongly believe that CSARL’s profits on purchases from, and sales to, unrelated parties are not subject to current U.S. tax. The purchase of parts by CSARL from unrelated parties and the subsequent sale of those parts to unrelated dealers outside the United States have substantial legal, commercial and economic consequences for the parties involved. CSARL (including its predecessor entity) has built, grown and maintained marketing and sales relationships with dealers and customers in foreign markets since the 1960s.
During the taxable years at issue, CSARL contracted with the unrelated suppliers and unrelated dealers. CSARL obtained title to the parts and assumed the typical range of inventory risks assumed by purchasers in commercial transactions. Related parties provided logistical and other services to CSARL in connection with the purchase, warehousing and distribution of the parts in return for a service fee. CSARL also licensed relevant intangible property relating to these products in return for a sales-based royalty. CSARL employees directly interacted with non-U.S. dealers and had primary responsibility for maintaining and growing the dealer network outside the United States. Under these circumstances, we believe the tax law respects CSARL as buying from, and selling to, unrelated parties, transactions that are not subject to current U.S. tax. Our position was confirmed in writing by our external tax advisors.

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May 30, 2014

Additionally, the IRS issued an incomplete, unsigned NOPA proposing to disallow foreign tax credits that arose as a result of certain financings unrelated to CSARL. With that NOPA, the IRS did not provide a technical explanation of their legal rationale for disallowing the foreign tax credits. Although at the time we received this NOPA there was no legal rationale provided, we determined that we would contest this proposed adjustment based on our view that Caterpillar has fully complied with all applicable tax law requirements during the years in which the transactions generating the foreign tax credits at issue occurred.
We note that the IRS did not propose adjustments in these two areas in its previous audits of our U.S. tax returns in which the same tax positions were taken, even after extensive information related to these positions was provided to the IRS. We continue to believe that it is at least more likely than not that both these positions can be sustained based on the technical merits. As of December 31, 2013, our analysis of the largest amount of tax benefit that was more likely than not to be sustained was consistent with our evaluation in prior years. Therefore, the receipt of the NOPAs in December 2013 did not result in a change in our unrecognized tax benefits or the presentation on page A-31 of our 2013 Form 10-K.

In general, a NOPA is used by the IRS to communicate a potential adjustment, but it is not a final tax assessment. Legal theories and calculations provided by the IRS in support of a NOPA are not always fully developed and do not necessarily reflect final conclusions on the part of the IRS examination team. Historically, the IRS and Caterpillar have spent several months agreeing on the inputs and gathering the data for calculations necessary to support the total cash tax impact included in the Revenue Agent’s Report (“RAR”) issued at the end of the field examination. We expect these calculations will be complete and to receive an RAR in the next twelve months. To the extent that adjustments are assessed upon completion of the field examination relating to these matters, we would vigorously contest the adjustments in appeals. The appeals process can take years to reach resolution and, depending on the outcome, may be followed by a lengthy litigation process.

Please note that we updated the tax disclosure in our Form 10-Q for the quarter ended March 31, 2014 to clarify that the NOPAs related to profits earned by CSARL from certain parts transactions and to the disallowance of foreign tax credits incurred in connection with unrelated financings. In addition, on May 13, 2014, we received a signed NOPA with technical explanation related to the IRS’s position on the financing transactions that were subject to the prior unsigned, incomplete NOPA received without a technical explanation in December 2013. We are currently evaluating this NOPA.
* * * * *

Caterpillar hereby acknowledges that:

•	Caterpillar is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including the 2013 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Caterpillar’s filings; and

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•	Caterpillar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need any further information, please contact Jananne A. Copeland, Chief Accounting Officer by phone at (309) 675-4437 or by email at Copeland_Janie_A@Cat.com or Nick G. Holcombe, Senior Corporate Securities Counsel and Assistant Corporate Secretary by phone at (309) 675-1898 or by email at Holcombe_Nick_G@Cat.com.

Sincerely,

CATERPILLAR INC.

By: /s/ Jananne A. Copeland
Jananne A. Copeland
Chief Accounting Officer